SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Blue Water Biotech, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

09610B108

(CUSIP Number)

Douglas Groh

Representative of the Manager

Cincinnati Cornerstone Investors BWV I, LLC

c/o Cincinnati Cornerstone Capital, LLC

2900 Reading Road, Suite 410

Cincinnati, Ohio 45206

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 09610B108	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Cincinnati Cornerstone Investors BWV I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

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CUSIP No. 09610B108	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Cincinnati Cornerstone Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

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CUSIP No. 09610B108	13D	Page 4 of 6 Pages

Item 4.Purpose of Transaction.

Item 4 is of this Schedule 13D is hereby amended and restated as follows:

The transaction reported herein reflects a distribution of Company Common Stock pursuant to a pro rata distribution by CCI BWV on June 14, 2023 to its members for no consideration.

Item 5.Interest in Securities of the Issuer.

Item 5 is of this Schedule 13D is hereby amended and restated as follows:

(a)  The Reporting Persons beneficially own 0 shares of Common Stock, which represents 0% of the Company’s outstanding shares of Common Stock.  Prior to the transaction, all of the Common Stock was beneficially owned directly by CCI BWV, and indirectly by CCC, the manager and a member of CCI BWV, through its control of CCI BWV.

The percentage ownership of shares of Common Stock by the Reporting Person as set forth in this Statement is based on the 15,905,732 shares of Common Stock reported by the Company as outstanding as of May 12, 2023 in its Form 10-Q filed with the Securities and Exchange Commission on May 12, 2023.

(b)  CCC, as the manager of CCI BWV, had the sole power to direct the vote and the disposition of the Common Stock held by CCI BWV.

(c)  The sole transaction by the Reporting Persons in the Common Stock in the last 60 days was the distribution of Company Common Stock pursuant to a pro rata distribution by CCI BWV to its members for no consideration on June 14, 2023.

(d)  N/A

(e)  The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on June 14, 2023.

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CUSIP No. 09610B108	13D	Page 5 of 6 Pages

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is of this Schedule 13D is hereby amended and restated as follows:

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 7.Material to Be Filed as Exhibits.

Item 7 is of this Schedule 13D is hereby amended and restated as follows:

Joint Filing Agreement among the Reporting Persons (set forth on the signature page to this Statement and incorporated herein by reference).

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CUSIP No. 09610B108	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated:  June 14, 2023

CINCINNATI CORNERSTONE INVESTORS BWV I, LLC

/s/ Douglas Groh
Douglas Groh Representative of the Manager

CINCINNATI CORNERSTONE CAPITAL, LLC

/s/ Douglas Groh
Douglas Groh President and Chief Executive Officer